





R.G. Barry Corporation Annual Report 2001







Table of Contents

Corporate Overview

R.G. Barry Corporation and Subsidiaries

R.G. Barry Corporation is the world's largest manufacturer and marketer of comfort footwear for at- and around-the-home, controlling more than 40% of the U.S. slipper market. Through its Vesture Corporation subsidiary, the Company manufactures and markets thermal retention technology products.

The Company's more than 2,000 Associates worldwide are driven by a consistent vision to become a great company through global excellence in products which serve the comfort and convenience needs of people. These products include our many brands and styles of comfort footwear for at-and around-the-home, and our hot and cold thermal retention technology products for use in commercial applications involving the preservation and safe transport of hot and cold foods.

Our consumer products are sold through traditional department stores, promotional department stores, national chain department stores, discount stores, warehouse clubs, drug chains, specialty catalogs and supermarkets. Comfort footwear also is exported to retailers in France, the United Kingdom, Mexico, Canada and other major European, Asian and South American markets. The Company's current footwear brands include Angel Treads®, Barry Comfort®, Dearfoams®, EZfeet®, Madye's®, Mushrooms® Slippers, Snug Treds®, Soft Notes® and, under license, Liz Claiborne® Slippers and Claiborne® For Men Slippers. Thermal retention product brands include: MICROCORE®, POWERTECH® and Vesture®.

Financial Recap

R.G. Barry Corporation and Subsidiaries

	2001	2000	1999	1998	1997*
		(in thousands of dollars, except per share data)			
Net sales	**$144,121**	$149,435	$140,092	$149,404	$148,034
Earnings (loss) before income taxes	**1,690**	(232)	(19,383)	14,751	16,094
Net earnings (loss)	**932**	(806)	(14,625)	9,308	9,674
Basic earnings (loss) per share	**0.10**	(0.09)	(1.55)	0.96	1.02
Diluted earnings (loss) per share	**0.10**	(0.09)	(1.55)	0.93	0.99
Working capital	**55,205**	55,553	53,973	74,029	63,785
Net shareholders' equity	**60,385**	59,452	60,384	79,139	69,126
Book value per share	**6.44**	6.34	6.46	8.12	7.23
Return on beginning shareholders' equity	**1.6%**	(1.3)%	(18.5)%	13.5%	16.5%
Pretax return on net sales	**1.2%**	(0.2)%	(13.8)%	9.9%	10.9%

*Fiscal year includes 53 weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method.

Message to Shareholders



William Lenich
President,
Chief Operating Officer

Gordon Zacks
Chairman of the Board,
Chief Executive Officer

Dear Fellow Shareholder:

2001 was a turnaround year for our Company. Our 2001 pre-tax profit was $1.7 million compared to a 2000 pre-tax loss of $232,000. Our 2001 net after tax earnings were $932,000, or $0.10 per diluted share, on net sales of $144.1 million compared to a net loss of $806,000, or $0.09 per diluted share, on net sales of $149.4 million in 2000.

The 2000 pre-tax loss included a non-recurring pre-tax restructuring charge of $1.9 million and recognition of one-time non-operating payments of approximately $5.5 million, net of expenses, from settlement of a lawsuit and related royalties. In the core slipper business, we had a 2001 pre-tax profit of $3.4 million compared to a pre-tax loss of $5.9 million in 2000 for a turnaround of $9.3 million.

We had a good slipper Christmas and a strong fourth quarter 2001. Quarterly net earnings increased to $3.2 million, or $0.34 per diluted share, from net earnings of $2.0 million, or $0.21 cents per diluted share, in the final quarter of 2000. Quarterly net sales were $56.2 million versus $60.6 million in the fourth quarter of 2000.

Our Strategies Are Working

Following our very disappointing 1999 performance, we developed a 3-year strategic plan to restore our Company to excellence in 2003. Some key elements of that plan were implemented during 2001 and their benefits are reflected in our improved performance. Other previously implemented elements also contributed to the year. Some of these initiatives include:

- reaffirmation of product innovation and leadership in our core slipper business;
- complete and on-time shipping to our customers;
- a dramatic reduction in our time-to-market;
- a significantly reduced level of inventory from the high levels of '99, although year-end 2001 inventory levels were above the comparable period of 2000;
- an $8.1 million reduction in selling, general and administrative expenses from year-end '99;
- reduction of in-house manufacturing capacity from approximately 97% of our products sold in '99 to about 79% of our products sold in '01;
- increase in outsourcing capabilities from about 1 million pairs in '99 to 6 million pairs of quality products delivered on time in '01;
- alignment of capacity with demand visibility and outsourcing the balance on a sell and make basis; and
- elimination of NAFTA tariffs on our product category beginning in 2002 with a 6-year saving in duties after related expenses of approximately $12 million.

The investment community apparently took note of our improving performance. The per share price for R.G. Barry Corporation common stock increased from a low of $2.18 in March 2001 to $6.38 on the final trading day of the calendar year, making us one of the best microcap share price performers on the New York Stock Exchange in 2001.

Tariff Acceleration

For R.G. Barry, no business event during the past 12 months will have greater impact going forward than the January 1, 2002, total elimination of the 15% duty on our slippers made in Mexico. The tariff removal, part of round three of the NAFTA tariff acceleration that eliminated duties on a range of products, is expected to positively impact nearly every aspect of our core business. Prior to the elimination, the slipper tariff was being reduced at a rate of 2.5 percent per year and would have been fully eliminated on January 1, 2008.

The accelerated elimination allows us to take full advantage of the many benefits of manufacturing in our own North American plants and is a key element in our strategy for the future. It permits us to relocate cutting and molding operations from the U.S. to Mexico and keep our manufacturing costs competitive with products produced offshore. This year, we will transfer more than 200 jobs to Mexico where we will benefit from a reduction in wage and benefit costs of approximately 75 to 80 percent. While the wage and benefit savings will not be fully realized until 2003, without the tariff elimination much of the labor savings would have been offset by duties. That would have demanded a further reduction in North American jobs and an increase in the percentage of our products sourced from China.

In 2000, we determined that it was necessary for us to reduce production capacity in our Mexican factories to a level equal to our year-round demand visibility so we could better manage our inventories. Under our plan, seasonal product needs will be outsourced from Chinese manufacturers. Outside consultants were retained to study our business and recommend the appropriate mix of in-house versus outsourced production. They recommended two-thirds in-house and one-third outsourced. We agreed with their assessment and systematically began reducing production in our own plants from approximately 29 million pairs in 1999 to 17.5 million pairs in 2002 with the remaining pairs needed being supplied through outsourcing and inventory reduction.

This strategy is working. During 2001, we imported about 6 million pairs of quality slippers delivered complete and on-time, up from about 1 million pairs in 1999. The volume of imports will continue to increase until we are importing about one-third of our footwear from China in 2003.

Operational Changes

Our changing supply strategy also has prompted implementation of a number of specific operational changes since the end of 1999 including:

- the opening in early 2001 of an office in Hong Kong which is responsible for procuring products from the Far East;
- elimination in January 2002 of more than 200 sewing jobs at the Nuevo Laredo, Mexico, manufacturing plant which freed space for relocating cutting and molding operations to Nuevo Laredo;
- shifting about 70 jobs in sole molding from San Angelo, Texas, to Nuevo Laredo by the end of first quarter 2002;
- shifting approximately 140 jobs in material cutting operations from Laredo, Texas, to Nuevo Laredo by the end of second quarter 2002;
- closing in late 2000 our Dominican Republic manufacturing plant and our San Antonio, Texas, distribution center with the elimination of approximately 225 jobs; and
- opening a new 144,000 square foot leased distribution center in Nuevo Laredo during the first half of 2002.

Regaining Market Share

Another important achievement for us last year was regaining market share lost in 1998 and 1999. In 2000, we stopped the decline in market share and began regaining lost ground. The trend continued in 2001, and we expect to add additional market share in both the traditional department stores and in national chains like J.C. Penney's and Sears going forward. Although our core business net sales do not reflect large gains year-to-year, 2001 sales are much healthier than 2000 sales with improved gross profit.

While reducing expenses and lowering costs are sufficient to return our Company to excellence, to sustain profitable growth we must restore top-line sales growth. Some of the top-line growth initiatives that we have undertaken include:

- increasing international growth through our relationship with Wal-Mart International, which in 2001 named us the first footwear supplier selected to participate in its Gold Medal Supplier Program. The program provides powerful support from Wal-Mart senior management to encourage local management in Western Europe, Mexico and elsewhere around the world to develop their slipper program with us;
- opening a Mexico City sales office during 2001 to support our growing business in that nation;
- expanding our flagship Dearfoams® brand to new markets and across seasons with programs like the growing Dearfoams For Men® business and our well-received women's spring casuals program;
- launching Liz Claiborne® Slippers in 550 better U.S. department store branches for fall 2001. We followed up the Liz launch with a well-received offering of beach casuals for spring 2002. We expect this upscale line to grow into a successful extension of our comfort footwear business;
- introducing Claiborne® For Men Slippers nationally in fall 2002 as a higher-priced choice in young men's slippers; and
- expanding our test programs for selling our slippers through supermarkets.

Barry Europe

We firmly believe that Europe is an important growth opportunity for our core slipper business, however, building our business there is taking longer than we anticipated. In 2001, we had planned to operate at a small profit in Europe. That did not happen. We continue refining our strategies for the Barry Comfort® brand in France. This spring, we will introduce a new program called Barry Comfort Too™ into the French hypermarkets. Barry Comfort Too™ will take us to the 50-to-75 French franc retail price-point and will complement our existing 80-to-100 French franc price-point business. Our French subsidiary, Fargeot et Compagnie S.A., continues to operate profitably and plans for expansion of its product lines in Europe are being pursued.

While results thus far from the distributorship-like strategic alliance we entered with Barry (GBR) Limited in the United Kingdom and Ireland in 2000 have been less than we expected, our long-term expectations there remain positive.

Thermal Products Business

The Barry/Vesture thermal products subsidiary remains an opportunity whose potential has not been fully tapped. Barry/Vesture is focused on providing efficient, safe, portable, cost-effective systems for the transport of hot and cold foods. We currently are supplying heated delivery systems to and developing future systems for most of the significant players in the multi-billion dollar pizza industry—Papa John's International, Inc., Domino's Pizza, Inc., the Donatos Pizzeria Corporation subsidiary of McDonald's Corporation and Pizza Hut International. Barry/

Vesture also is working with other prepared food providers on potential delivery systems to meet their unique needs.

Despite these successes and the potential of our thermal business, we believe that there are others with the experience and food industry contacts that may be able to provide better direction and support for Barry/Vesture's future growth. We are actively seeking an established business partner to join us in a joint venture that fully unlocks the unique opportunity represented by this business segment.

Return to Excellence

Our 3-year plan sets a goal for us to return to excellence in 2003. We have defined excellence as a pre-tax return on sales in the neighborhood of 10% to 11%. We have moved away from the problems of 1999 and entering 2002 are focused on executing our strategic initiatives.

We have resisted the temptation to make projections about the Company's short-term successes. Instead, we have elected to offer you realistic analysis of our business, our industry and the ongoing implementation of our strategic plans. We have allowed the Company's short-term performance to speak for itself while maintaining focus on our ultimate objective, a return to excellence in 2003. Going forward, we plan to continue along the same path.

Whether in business or in one's personal life, it takes the support of many people to succeed. In 2001, a year of heartbreaking tragedies, economic recession and incredible human triumphs, R.G. Barry Corporation maintained its focus and continued moving toward its goal of excellence. To each Associate, Shareholder, Customer, Consumer, Supplier and Director who played a part in our 2001, thank you for your support and continuing contributions. Please join us in 2002 as we continue our journey toward excellence.

Gordon Zacks,
Chairman of the Board
Chief Executive Officer

William Lenich,
President
Chief Operating Officer

Summary of Operations (thousands)

Net sales
Cost of sales
Gross profit
Gross profit as percent of net sales
Selling, general and administrative expenses
Restructuring and asset impairment charges (adjustments)
Other income (expense)
Proceeds from litigation, net of expenses incurred
Interest expense, net
Earnings (loss) before income taxes
Income tax expense (benefit)
Minority interest
Net earnings (loss)

Additional Data

Basic earnings (loss) per share*
Diluted earnings (loss) per share*
Book value per share*
Annual % change in net sales
Annual % change in net earnings
Pretax return on net sales
Net earnings (loss) as a percentage of beginning shareholders' equity
Basic average number of shares outstanding (in thousands)*
Diluted average number of shares outstanding (in thousands)*

Financial Summary (thousands)

Current assets
Current liabilities
Working capital
Long-term debt
Net shareholders' equity
Net property, plant and equipment
Total assets
Capital expenditures
Depreciation and amortization of property, plant and equipment

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

* Retroactively restated to reflect 5-for-4 share split distributed June 17, 1996.

** Fiscal year includes fifty-three weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method. Certain amounts from prior years have been reclassified to conform with current year's presentation.

2001	2000	1999	1998	1997**	1996
$144,121	$149,435	$140,092	$149,404	$148,034	$147,284
83,972	93,816	85,996	76,707	77,401	81,797
60,149	55,619	54,096	72,697	70,633	65,487
41.7%	37.2%	38.6%	48.7%	47.7%	44.5%
58,298	58,321	66,416	56,719	53,137	49,008
(118)	1,921	5,914	—	—	—
800	1,717	502	380	415	(211)
—	4,476	—	—	—	—
(1,079)	(1,802)	(1,651)	(1,607)	(1,817)	(2,483)
1,690	(232)	(19,383)	14,751	16,094	13,785
716	522	(4,778)	5,443	6,420	5,511
(42)	(52)	(20)	—	—	—
$ 932	$ (806)	$ (14,625)	$ 9,308	$ 9,674	$ 8,274
$ 0.10	$ (0.09)	$ (1.55)	$ 0.96	$ 1.02	$ 0.89
$ 0.10	$ (0.09)	$ (1.55)	$ 0.93	$ 0.99	$ 0.84
$ 6.44	$ 6.34	$ 6.46	$ 8.12	$ 7.23	$ 6.26
(3.6)%	6.7%	(6.2)%	0.9%	0.5%	9.9%
215.6%	94.5%	(257.1)%	(3.8)%	16.9%	26.5%
1.2%	(0.2)%	(13.8)%	9.9%	10.9%	9.4%
1.6%	(1.3)%	(18.5)%	13.5%	16.5%	16.7%
9,379	9,399	9,455	9,698	9,504	9,308
9,577	9,399	9,455	9,992	9,820	9,827
$ 69,676	$ 70,268	$ 71,678	$ 91,914	$ 84,693	$ 70,792
14,471	14,715	17,705	17,885	20,908	15,108
55,205	55,553	53,973	74,029	63,785	55,684
5,162	7,637	8,571	10,714	12,992	15,265
60,385	59,452	60,384	79,139	69,126	58,704
10,917	11,741	14,408	12,875	14,231	13,929
88,612	89,549	93,164	113,026	107,083	92,180
1,194	653	3,381	1,136	2,944	2,404
1,847	2,109	2,243	2,413	2,531	2,571

Market and Dividend Information

R.G. Barry Corporation and Subsidiaries

Market Value

	Quarter	High	Low	Close
2001	**First**	**$3.250**	**$2.130**	**$2.500**
	Second	**4.750**	**2.200**	**4.600**
	Third	**5.180**	**3.830**	**4.040**
	Fourth	**6.080**	**3.680**	**5.950**
2000	First	$4.250	$2.750	$3.375
	Second	4.750	3.000	3.875
	Third	3.938	2.750	3.000
	Fourth	3.125	2.125	2.375

Stock Exchange: New York Stock Exchange

Stock Ticker Symbol: RGB

Wall Street Journal Lising: BarryRG

Approximate Number of Registered Shareholders: 1,000

No cash dividends were paid during the periods noted. The Company has no current intention to pay cash dividends, and its liability to do so is subject to the restrictions contained in various loan agreements. See also Note 4 to Consolidated Financial Statements, and Management's Discussion & Analysis of Financial Condition & Results of Operations.

Quarterly Financial Data

R.G. Barry Corporation and Subsidiaries

2001 Fiscal Quarters in thousands, except basic and diluted earnings (loss) per share

	First	Second	Third	Fourth
Net sales	**$25,547**	**$16,958**	**$45,413**	**$56,203**
Gross profit	**9,289**	**5,701**	**19,652**	**25,507**
Net earnings (loss)	**(1,313)**	**(3,579)**	**2,603**	**3,221**
Basic earnings (loss) per share	**$ (0.14)**	**$ (0.38)**	**$ 0.28**	**$ 0.34**
Diluted earnings (loss) per share	**$ (0.14)**	**$ (0.38)**	**$ 0.28**	**$ 0.34**

2000 Fiscal Quarters

	First	Second	Third	Fourth
Net sales	$24,238	$22,241	$42,396	$60,560
Gross profit	8,647	5,861	16,405	24,706
Net earnings (loss)	653	(3,588)	137	1,992
Basic earnings (loss) per share	$ 0.07	$ (0.38)	$ 0.01	$ 0.21
Diluted earnings (loss) per share	$ 0.07	$ (0.38)	$ 0.01	$ 0.21

Certain amounts from prior periods have been reclassified to conform with current presentation.

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

Liquidity and Capital Resources

Our company uses many differing types of assets in the development, production, marketing, warehousing and distribution, and sale of our products. Mainly, we utilize current assets, such as cash, receivables, inventory, and prepaid expenses, and to a lesser degree, we utilize property, plant and equipment, and other non-current assets, such as deferred taxes and goodwill.

At the end of 2001, current assets amounted to approximately 79 percent of total assets, compared with 78 percent at the end of 2000. We had $55.2 million in net working capital, made up of $69.7 million in current assets, less $14.5 million in current liabilities as of the end of 2001.

As of the end of 2000, we had nearly the same level of net working capital at $55.6 million, made up of $70.3 million in current assets, less $14.7 million in current liabilities.

We ended 2001 with $12.3 million in cash and cash equivalents, $15.0 million in trade receivables, net of allowances, and $35.6 million in inventory. By comparison, at the end of 2000, we had $6.9 million in cash and cash equivalents, $19.7 million in net trade receivables, and $32.8 million in inventory. The increase in cash from 2000 to 2001, is due in part to the $4.6 million decline in net trade receivables from year to year, and a federal income tax refund received in 2001 of $3.6 million, as a result of carrying back tax losses to prior fiscal periods. See also the accompanying Consolidated Statements of Cash Flows.

Following year-end 1999, we set an objective of lowering our investment in inventory. During 2000, we reduced total inventories by $8.2 million, with the largest reduction being a $5.7 million reduction in finished goods. Raw materials and work in progress, together, were reduced by approximately $2.5 million. During 2001, inventories increased by $2.8 million, with the largest portion a $2.3 million increase in slipper finished goods, substantially all in Barry Comfort North America, where inventories at year end 2001 are well positioned and where we normally experience the least exposure to risk of markdowns or obsolescence. Net trade receivables declined from 2000 to 2001, by $4.6 million. This is due, in part, to a $3.5 million increase in 2001 in offsetting provisions for customer allowances and sales support programs. Also impacting the decline in trade receivables is the nearly $4.4 million decrease in merchandise sold during the fourth quarter of 2001, compared with the fourth quarter of 2000. To some degree, the increase in inventory from 2000 to 2001, and the decrease in trade receivables, reflect the decline in net sales during the fourth quarter. Additionally, at the end of 2000, we had one large customer who was late in paying approximately $3 million on its account before year-end. The customer's account was paid early in 2001. There was no similar sizable customer payment delays noted at the end of fiscal 2001. We have experienced no significant loss from exposure to uncollectable accounts. The recent highly publicized bankruptcies of Kmart Corporation, and Jacobson Stores Inc., did not have any impact upon us in 2001, as neither store has been a customer of ours in recent years.

Traditionally, we have leased most of our operating facilities. We periodically review facilities to determine whether our current facilities will satisfy projected operating needs for the foreseeable future. During the second half of 1999, we opened a new manufacturing facility in the Dominican Republic. Products manufactured in the leased Dominican facility were expected to be shipped into the European market duty-free. Subsequent to opening the Dominican facility, Mexico and the European market completed a new duty arrangement, which we believe will, by 2003, result in the same duty situation as had existed with the Dominican Republic. Taking this modified duty arrangement between Mexico and Europe into consideration, we closed the Dominican operation before the end of 2000. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna™ line of Spa-at-home thermal/magnetic products. By 2000, the Soluna™ products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its use, as originally planned, especially in light of the significant reduction in inventory levels from 1999 to year-end 2000. In 2000, we moved that operation into a lower cost facility that we had available in Laredo, Texas. Late in 2001, we committed to move into a new leased warehouse facility in Nuevo Laredo, Mexico, which will permit us to begin warehousing operations in Mexico in 2002, and reduce our warehousing operations in the United States; this transition will permit us to substitute lower cost Mexican warehouse labor for comparably higher U.S. labor costs. See also Note 5 of Notes to the Consolidated Financial Statements for information about operating lease commitments.

For many years, we have relied on unsecured revolving credit agreements to satisfy our seasonal working capital liquidity needs. Throughout recent years, our banks have agreed to amend the various agreements to accommodate our needs and provide us with needed operating liquidity, occasionally modifying provisions of the agreements as necessary. In March 2001, we entered into the current Revolving Credit Agreement ("Revolver") with our main bank. This Revolver, which extended through February 2002, was also unsecured, and further modified certain of the covenants included in the previous agreements. The Revolver contained covenants that we believe were not uncommon for agreements of similar type and duration. The Revolver provided us a seasonally adjusted available line of credit with a peak of $30 million from April through November. During 2001, we reached a peak of $26 million in borrowings outstanding for a two week period late in September through early October. This compares with $30 million in peak outstanding borrowings for a nearly four week period during the same months of 2000. Throughout 2001, our overall usage of the Revolver was lower than in 2000. The daily weighted average borrowings outstanding in 2001 amounted to $7.9 million in 2001 compared with $11.5 million in 2000. Clearly, during the time period from mid-spring though December, we are dependent upon the bank and the Revolver for funding our seasonal liquidity needs. On March 8, 2002, we received a letter from our bank with their commitment to renew and extend the Revolver through 2002, providing us with a seasonally adjusted line of credit of up to $30 million, which we expect will meet our liquidity needs for the upcoming year.

At times, we have incurred additional long-term debt to provide long-term capital financing. The last time we incurred additional long-term debt was in 1994, when we issued a $15 million, 9.7 percent note, due in 2004 ("Note"). The balance due under the Note as of the end of 2001 was $6.4 million. The Note contains covenants that we believe are not uncommon among agreements of its type and duration. The Note and the Revolver place restrictions on the amount of additional borrowings we may incur, and contain certain other financial covenants. See also Note 4 of Notes to the Consolidated Financial Statements for additional information. The Note requires semi-annual interest payments and annual principal repayments of $2.1 million, the first of which was made in July 1998, and which continue through July 2004. We are in compliance with all covenants of the Note and the Revolver.

We last paid cash dividends in 1981. As of year-end 2001, the Revolver prohibited the payment of cash dividends and further limited the acquisition of common shares for treasury. We have no current plans to pay cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to finance operations and to fund the future needs of the business. While the covenants under the Note permit us to incur additional long-term debt should that become desirable, the Revolver requires the consent of the bank in order for us to do so.

We believe that we have a strong balance sheet, with strong financial ratios. At the end of 2001, total shareholders' equity amounted to $60.4 million. With the addition of long-term debt totaling $5.2 million, we have a total capital base of $65.6 million. This compares with $59.5 million in shareholders' equity last year and $7.6 million in long-term debt. Our long-term debt to net worth ratio was 8.5 percent at the end of 2001, slightly improved from the 12.8 percent at the end of 2000. Our current ratio, a measure of the relationship of current assets to current liabilities, was 4.81 to 1 at year-end 2001, compared with 4.78 to 1 at year-end 2000.

Acceleration of NAFTA Tariff Reductions — Subsequent Events

Effective January 1, 2002, the 15 percent duty on United States slippers made in Mexico has been eliminated in total. The tariff removal, which was a part of round three of the NAFTA tariff acceleration, eliminated duties on a range of products, including slippers. This duty elimination is expected to have a positive impact on many aspects of our business. Prior to the elimination of the duty, the slipper tariff was scheduled to be reduced annually at the rate of 2.5 percent per year until its scheduled elimination on January 1, 2008.

The acceleration allows us to take full advantage of the benefits of manufacturing in our own North American plants and is a key element in our strategies for the future. It permits us to relocate cutting and molding activities from the U. S. to Mexico and thus keep our costs in line with competitive products produced offshore. In 2002, we expect to transfer jobs from the U.S. to Mexico and realize the benefits of reduced labor and benefit costs. Without the tariff eliminations, most of the labor savings would have been offset by the increase in the cost of duties, and we would have been forced to consider further reductions in North American jobs. We expect the shift of jobs to be completed in 2002, and impact about 350 positions in the company. The severance costs associated with this reduction in workforce are to be recognized in the first quarter of 2002, and are expected to amount to about $750 thousand.

We contracted with two firms to assist us in pursuit of this tariff relief. With the successful conclusion of this pursuit, we agreed to pay an aggregate of approximately $6.25 million, most of which is to be paid in nearly equal quarterly installments, over the next four years. The benefit we will receive from the tariff relief is estimated in excess of $18 million over the next six years, with an estimated $1.5 million in pre-tax net benefit in 2002 alone. The remainder of the benefit will be realized equally over the following five years.

Legal Proceedings

In March 2000, a lawsuit we filed in 1998 against Domino's Pizza, Inc. and Phase Change Laboratories, Inc., alleging patent infringement and deceptive advertising, was settled. As a part of the settlement, we received a cash payment of $5 million, and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

Foreign Currency Risk

Our operations are currently conducted primarily in U. S. Dollars and to a much lesser degree, in British Pounds Sterling, French Francs and Euros, and Canadian Dollars—all currencies that historically have not been subject to significant market volatility. In accordance with our established policy guidelines, we have at times hedged some of these currencies on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. The amount we normally maintained under foreign exchange contracts has not been material to overall operations. At the end of fiscal 2001, there were no foreign exchange contracts outstanding.

In addition, a sizable portion of our manufacturing labor and other costs are incurred in Mexican Pesos. It has not been our practice to hedge the Peso as it has generally declined in value over longer time horizons, when compared to the U. S. Dollar. In addition, forward contracts denominated in Pesos generally have not been readily or economically available. Should the Peso suffer a devaluation compared to the U. S. Dollar, we believe that the impact would likely be of benefit to us by reducing, at least initially, the effective costs of manufacturing, although any such reduction would not be expected to have a significant impact upon our results of operations.

Implementation of the "Euro" as a Common Legal Currency in Europe

We believe that we are prepared for the implementation of the "Euro" as the common legal currency in certain European Community countries. The United Kingdom will not immediately join the transition to the Euro, although France has already joined. Our systems were designed several years ago with sufficient flexibility to handle the introduction of the Euro as an added transactional currency.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. This is not new; making estimates about the impact of future events has been a generally accepted practice for nearly all companies in nearly all industries for many many years. We make these estimates after gathering as much information from as many resources as are available at the time, and after reasonably assessing the conditions that exist at the time we prepare the financial reports. We make these estimates in a consistent manner from period to period, based upon historical trends and conditions, after review and analysis of current events and conditions. Management believes that these estimates reasonably reflect the impact of events that may not become known with certainty until some time in the future.

The more critical of these accounting policies requiring significant management estimates include: a) an assessment of the estimated costs of returns and allowances that will be required to satisfy the commitments made to retailers for the just concluded holiday season, b) an evaluation of any impairment in the realizable value of our inventories in light of the just concluded holiday selling season, the economic environment, and the plans for the upcoming selling season, c) an assessment of the amount of income taxes that will become currently payable for the just concluded period and what deferred tax costs or benefits will become realizable for income tax purposes in the future as a result of differences between results of operations as reported in conformity with accounting principles generally accepted in the United States of America and the requirements of the complex income tax laws existing in various jurisdictions, d) an assessment of the ongoing future value of goodwill, and e) estimations of the future costs associated with restructuring charges related to a number of operational changes and reconfigurations we have announced. In addition, there are other accounting policies, which require less judgmental input by management, that we follow consistently from year to year, and those policies are summarized in Note 1 of Notes to the Consolidated Financial Statements beginning on page 20 of this Annual Report to Shareholders.

Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141, "Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 2001, and eliminates pooling-of-interests method. We believe the adoption of SFAS No. 141 will not have a significant impact on our financial statements.

In July 2001, the FASB issues SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization, substituting an assessment of the impairment of existing intangibles. With the adoption of SFAS in 2002, we will no longer amortize approximately $2 million of goodwill—the amortization incurred in 2001 and 2000 was $136 thousand per year. We will be required to perform an impairment review of goodwill upon adoption of SFAS 142. We expect to complete this review in 2002 and do not anticipate the need to record an impairment charge, however, there can be no assurance that at the time of the review or later, an impairment charge may not be required.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 develops one accounting method by which long-lived assets held for disposal are measured at the lower of book value or fair market value less costs of disposal. In addition, SFAS 144 enlarges the scope of discontinued operations to include all operations of an entity with operations that can be separated from the rest of the business and that will be eliminated in a disposal transaction. We do not anticipate the adoption of SFAS No. 144 to have a material impact on our financial statements.

In June 2001, the Emerging Issues Task Force, ("EITF") issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of Vendor's Products," effective for periods beginning after December 2001. EITF 00-25 addresses whether consideration from a vendor to a reseller is an adjustment of the selling prices of the vendor's products and thus, should be deducted from revenue when classified in the vendor's statement of operations, or is a cost incurred by the vendor for services received from the reseller and thus should be classified as an expense in the vendor's statement of operations. Upon application of this EITF, financial statements of prior periods presented for comparative purposes should be reclassified to comply with the current statement classification required under this Issue. The application of this Issue will require a reclassification of certain expenses netting them against sales in our Statement of Operations. This will result in a revocation of net sales and a corresponding decrease in selling, general and administrative expenses of approximately $9.5 million, $9.0 million and $9.7 million for fiscal years 2001, 2000 and 1999, respectively. There will be no change in the final determination of earnings before income taxes or in the determination of net earnings after income taxes.

Results of Operations

2001 Sales and Operations Compared with 2000

The results of 2001 represent an important turnaround. Operating results in 2001 showed continued improvement.

During 2001, net sales totaled $144.1 million, about 3.6 percent less than they were in 2000. We operate in three different business segments: (I) "Barry Comfort North America", which manufactures and markets at- and around-the-home comfort footwear in North America; (II) "Barry Comfort Europe", which markets footwear principally in western Europe; and (III) "Thermal", which markets, principally in North America, thermal retention technology products that act as hot or cold temperature reservoirs releasing that energy over time. See also Note 13 of Notes to the Consolidated Financial Statements for a breakdown of net sales by geographic region of the world and by segment of our operations.

Net sales for Barry Comfort North America increased slightly in 2001, to $126.4 million from $125.0 million in 2000. The increase in North America, although only 1.1 percent, came in an economic environment of recession, consumer concerns heightened by September's terrorist attacks in the United States, and a retail atmosphere that was highly promotional, resulting in generally lackluster retail sales increases. We have continued our efforts to provide new styling to the consumers of our soft washable footwear, with continued focus on fresh product, delivered complete and on-time to our customers. Sales of our products at retail did well, while retailers generally struggled through a difficult and very promotional holiday season. The mix within net sales was enriched slightly in 2001, to a mix that was slightly higher in our more profitable image brands, sold to traditional department stores and chains, and relatively fewer net sales to the lower priced mass merchandisers.

Net sales for Barry Comfort Europe decreased to $10.4 million in 2001, from $11.7 million in 2000. Substantially the entire decline in net sales came from the United Kingdom where sales decreased from 2000 to 2001 by $1.2 million. In 2000, we changed the nature of our operations in the United Kingdom. Previously, we had operated with our own full service sales organization, but in 2000, we shifted to a joint arrangement with GBR Limited, a British footwear marketer. Thus far, our results from this arrangement have been less than we expected. Net sales in France, at $10.3 million in 2001, were essentially flat with net sales of $10.4 million in 2000. We continue to refine our strategies in Europe, believing that this region still provides a growth opportunity for us. In 2002, we will be introducing a new program with a lower retail selling price point in France to compliment our existing business in the French Hypermarkets.

Net sales of Thermal products declined in 2001 to $7.3 million from $12.7 million in 2000. Much of the decrease relates to sales of the quick heat units – units that allow the delivery of a pizza that is hotter and fresher than pizzas transported for delivery to consumers by conventional means. In 2000, net sales benefited by the sizable increase in quick heat units sold to Papa John's International, Inc. The sales volume in 2001 was less than that in 2000, representing the major portion of the decline. We believe that there are others with the experience and food industry contacts that may be better able to provide direction and support for growth in the Thermal products. We continue to actively seek an established business partner to join with us in a venture to fully unlock the opportunities in the Thermal segment of our business.

Gross profit in 2001 increased to $60.1 million from $55.6 million in 2000. Gross profit as a percent of net sales also increased significantly in 2001 to 41.7 percent, from 37.2 percent, in 2000. Benefiting the increase in gross profit, both in dollars and as a percentage of net sales, were several factors:

- In 2000, as a result of an aggressive effort to lower our inventory levels, we sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit. This aggressive inventory liquidation successfully reduced inventories by about $8 million from 1999 to 2000, but at a significant cost in gross profit in 2000. In 2001, the levels and thus net sales of obsolete and out-of-season inventory were much lower than in 2000, and thus there was no similar penalty to gross profit in 2001.
- As noted above, in the discussion of net sales changes, there was a slightly richer mix of products in 2001, which contributed to the overall increase in gross profit for the year.

- Manufacturing efficiencies in 2001 were much improved over 2000. The improvement in manufacturing efficiencies was in part due to activities from 2000, which did not recur in 2001. Early in 2000, the startup of a new factory in the Dominican Republic required a longer than anticipated time to bring operations up to normal efficiency standards. As a consequence, we incurred manufacturing variances from inefficient operations. Moreover, with the reduction of inventory by $8 million during 2000, we required that less product be manufactured throughout 2000. Lower production requirements generally added to the manufacturing variances. There were no similar adverse impacts on our production activities in 2001 to penalize gross profit, and manufacturing efficiencies in 2001 were greatly improved.

Selling, general and administrative expenses remained flat in 2001 compared with 2000, following a nearly $8.1 million reduction from 1999. We have been very diligent in keeping our expense structure in line with our strategic objectives. Within the selling, general and administrative expense category, there were modest increases in selling expenses to assist retailers' efforts in a difficult holiday selling season, with corresponding reductions in other administrative expenses.

Net interest expense declined in 2001 to $1.1 million from $1.8 million in 2000. During 2001, the daily average seasonal borrowings outstanding under the Revolver decreased to $7.9 million from $11.5 million in 2000, a decrease of 31 percent in average bank borrowings. In addition, the weighted average interest rate on short-term bank borrowings in 2001 decreased to 5.8 percent from 8.2 percent in 2000. The improved operating results in 2001, coupled with the strategic initiatives we began implementing in 1999 and 2000, greatly contributed to the decrease in average borrowings in 2001. Short-term market interest rates generally declined significantly in 2001, by nearly 4.75 percent throughout the year. Part of this decrease was offset by the 75 basis points increase in spreads over market charged by our bank. The net result was a reduction in the average rate of interest, by about 2.4 percent, that we incurred in 2001 for borrowings to provide short-term operating capital.

In 2001, we continued on the strategic plan that we outlined in 1999 and 2000. Beginning in 2000, we took several actions to align the forecasting of our manufacturing requirements with our customers' demand visibility. As a result, we have begun to migrate, over a three-year period, to a company that produces about two-thirds of our products in-house and outsources the remainder to independent third party suppliers. In previous years, we had produced in excess of 95 percent internally and outsourced the balance. Early in 2001, we opened a representative office in Hong Kong, which is responsible for procuring outsourced products from the Far East. During 2001, about 20 percent of our requirements were sourced from the Far East.

For fiscal 2001, we earned $1.7 million before income taxes and $932 thousand after income taxes, or $0.10 per diluted share. In 2000, we incurred a loss of $232 thousand before income taxes, this after including restructuring charges and after including $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement. As our operations outside the United States were profitable in 2000, we incurred foreign taxes of $407 thousand, plus we incurred taxes in a number of states where we operate. Consequently, in 2000, the net loss after income taxes amounted to $806 thousand, or $0.09 per share.

2000 Sales and Operations Compared with 1999

Effective in 2000, we changed the method of accounting for domestic inventories of company-manufactured soft washable slippers from the LIFO method to the FIFO method, so that in 2000, all inventories were accounted for using the FIFO method. For all previous years' financial statements presented, this change was applied retroactively by restating the financial information.

Results for 2000 were disappointing. Following the loss incurred in 1999, and the restructuring actions taken at the end of 1999, we anticipated that 2000 would be a profitable year. In 1999, we recognized that we needed to reduce our levels of production and to lessen our manufacturing capacity. We closed a plant in Shenzhen, China although we opened a plant in the Dominican

Republic. We believed that the customs duty advantages enjoyed between the Dominican Republic and Europe would outweigh our need to reduce capacity. After opening the plant in the Dominican Republic, Mexico completed a new treaty with Europe that we believe will, by 2003, provide the same duty situation as had existed with the Dominican Republic. In December 2000, we closed the plant in the Dominican Republic. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna™ line of products first introduced in 1999. By 2000, the Soluna™ products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its prospective use. This was especially so, in light of the significant reduction in inventory levels from 1999 to year-end 2000. Moreover, our strategy for the future includes acquiring greater portions of our inventories from third party suppliers, thus reducing the need to take large portions of finished goods into our warehouses for extended periods of time. In mid-2000, we closed the San Antonio warehouse and moved into a smaller warehouse that we already controlled in Laredo, Texas. The opening and subsequent closing of a factory and a warehouse, all within a two-year period, was very costly. During 2000, we provided for a restructuring charge of $1.9 million to handle the costs of closing the Dominican Republic plant and closing the warehouse in San Antonio, as well as various staff reductions which all together involved the elimination of 225 positions.

During 2000, net sales totaled $149.4 million, about 6.7 percent greater than in 1999. Net sales for Barry Comfort North America increased 5.1 percent to $125.0 million in 2000, from $118.9 million in 1999. The increase in North America net sales was largely the result of providing fresh new comfortable soft washable footwear to our customers with complete and on-time delivery, plus the impact of our aggressive program of inventory liquidation. We believe that sales of these products at retail were generally excellent; whereas, retailers generally experienced a mediocre holiday season. Net sales for Barry Comfort Europe were essentially flat at $11.7 million in 2000 and 1999. In Europe, in 2000, we had the benefit of our Fargeot operation for the entire 2000 year compared with only half of the year in 1999. In addition, we changed the nature of our operations in the United Kingdom. In 1999 and prior, we operated with our own full service sales organization. In mid-year 2000, we shifted to a joint arrangement with GBR Limited, a British footwear marketer. Net sales of Thermal products in 2000 increased by 33.3 percent to $12.7 million from $9.5 million in 1999. This increase largely reflected Vesture's first major contract to provide thermal retention quick heat units to a national pizza chain.

Gross profit in 2000 amounted to $55.6 million, as compared with gross profit in 1999 of $54.1 million. Gross profit as a percent of net sales declined in 2000 to 37.2 percent, compared with 38.6 percent during 1999. Gross profit was adversely impacted by several items:

- We sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit, in an effort to lower our inventory levels. By year-end 2000, substantially all of this inventory had been liquidated.
- We experienced a shift in the mix of net sales toward mass merchandisers.
- In 2000, we included the operations of our Fargeot subsidiary, which operates with a lower gross margin and a lower expense structure than our other operations.
- The new factory in the Dominican Republic required a longer than anticipated time to bring its operations up to normal efficiency standards, resulting in manufacturing variances from inefficient operations.

Selling, general and administrative expenses decreased by 12.2 percent in 2000 to $58.3 million from $66.4 million in 1999, a significant reduction of nearly $8.1 million. Much of the reduction reflected our plan to lower the costs of operation throughout the organization—selling, marketing, warehousing and administration. Lower costs were incurred in all of these areas in 2000.

Early in 2000, our lawsuit against Domino's Pizza and Phase Change Laboratories for patent infringement was settled. As a result, we received a payment of $5 million and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

Net interest expense increased in 2000 to $1.8 million from $1.7 million in 1999. During 2000, the daily average seasonal borrowings under the Revolver amounted to $11.5 million compared with $9.9 million during 1999, a 16.2 percent increase. In addition, the weighted average interest rate in 2000 increased to 8.2 percent from 6.4 percent in 1999. The loss we incurred in 1999, plus the scheduled $2.1 million annual principal repayment under the Note, contributed to the increase in average borrowings in 2000. General market interest rates increased in 2000 by about one and one-half percent, and the spread over market rates charged by our banks also increased in 2000 by one-half of one percent. While interest expense increased as a result of increased borrowings under the Revolver, there was an nearly offsetting decrease in interest expense resulting from the $2.1 million scheduled annual repayments of long-term debt.

With the reduction in inventory levels and the strategic change to outsourcing increased levels of product, the need for the warehouse in San Antonio diminished and we transferred that warehousing function to a smaller facility in Laredo, Texas. These actions, coupled with administrative staff reductions, eliminated 225 associates throughout the organization. The costs associated with closing the Dominican facility, closing the San Antonio warehouse and staff reductions total about $1.9 million, which was provided for in the results of operations for 2000.

For the 2000 fiscal year, after the restructuring charges and after including the $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement, we incurred a loss amounting to $232 thousand before income taxes, compared with a loss before income taxes in 1999 of $19.4 million. For 2000, the net loss after income taxes was $806 thousand. The net loss in 1999, after the benefit of current and deferred income taxes, amounted to $14.6 million. For 2000, basic and diluted loss per share amounted to $0.09 per share, compared with basic and diluted loss per share in 1999 of $1.55 per share.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

The statements in this Annual Report to Shareholders, which are not historical fact are forward-looking statements based upon our current plans and strategies, and reflect our current assessment of the risks and uncertainties related to our business, including such things as product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of direct sourcing by customers of competitive products from alternative suppliers; the effect of pricing pressures from retailers; the loss of significant customers in connection with mergers, acquisitions, bankruptcies or other circumstances; inherent risks of international development, including foreign currency risks, the implementation of the Euro, economic, regulatory and cultural difficulties or delays in our business development outside the United States; our ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; the availability and costs of financing; capacity, efficiency, and supply constraints; weather; the effect of terrorist acts and governments' responses to terrorist acts, on business activities and customer orders; acts of war; and other risks detailed in our press releases, shareholder communications, and Securities and Exchange Commission filings. Actual events affecting us and the impact of such events on our operations may vary from those currently anticipated.

Consolidated Balance Sheets

R.G. Barry Corporation and Subsidiaries

	December 29, 2001	December 30, 2000
	(in thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$12,258**	$ 6,930
Accounts receivable:		
Trade (less allowance for doubtful receivables, returns and promotions of $17,619 and $14,141, respectively)	**15,004**	19,650
Other	**1,428**	1,945
Inventory	**35,642**	32,796
Recoverable income taxes	**—**	2,820
Deferred income taxes	**2,896**	4,401
Prepaid expenses	**2,448**	1,726
Total current assets	**69,676**	70,268
Property, plant and equipment, at cost	**40,066**	40,187
Less accumulated depreciation and amortization	**29,149**	28,446
Net property, plant and equipment	**10,917**	11,741
Deferred income taxes	**2,971**	2,339
Goodwill (less accumulated amortization of $304 and $193, respectively)	**2,002**	2,266
Other assets	**3,046**	2,935
	$88,612	$ 89,549
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	**$ 2,432**	$ 2,432
Accounts payable	**7,628**	6,206
Accrued expenses	**4,411**	6,077
Total current liabilities	**14,471**	14,715
Accrued retirement cost, excluding current liability	**6,665**	5,975
Long-term debt, excluding current installments	**5,162**	7,637
Other	**1,593**	1,476
Total liabilities	**27,891**	29,803
Minority interest	**336**	294
Shareholders' equity:		
Preferred shares, $1 par value per share. Authorized 3,775 Class A shares, 225 Series I Junior Participating Class A shares, and 1,000 Class B shares; none issued	**—**	—
Common shares, $1 par value per share. Authorized 22,500 shares; issued and outstanding 9,376 and 9,371 shares (excluding treasury shares of 979 and 980)	**9,376**	9,371
Additional capital in excess of par value	**12,093**	12,069
Deferred compensation	**(331)**	(461)
Accumulated other comprehensive income (loss)	**(495)**	(337)
Retained earnings	**39,742**	38,810
Net shareholders' equity	**60,385**	59,452
Commitments and contingencies	**—**	—
	$88,612	$ 89,549

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

R.G. Barry Corporation and Subsidiaries

	2001	2000	1999
	(in thousands, except per share data)		
Net sales	$144,121	$149,435	$140,092
Cost of sales	83,972	93,816	85,996
Gross profit	60,149	55,619	54,096
Selling, general and administrative expenses	58,298	58,321	66,416
Restructuring and asset impairment charges (adjustments)	(118)	1,921	5,914
Operating income (loss)	1,969	(4,623)	(18,234)
Proceeds from litigation, net of expenses incurred	—	4,476	—
Other income	800	1,717	502
Interest expense, net of interest income of $242, $240 and $367, respectively	(1,079)	(1,802)	(1,651)
Earnings (loss) before income taxes	1,690	(232)	(19,383)
Income tax expense (benefit)	716	522	(4,778)
Minority interest, net of tax	(42)	(52)	(20)
Net earnings (loss)	$ 932	$ (806)	$ (14,625)
Earnings (loss) per common share:			
Basic	$ 0.10	$ (0.09)	$ (1.55)
Diluted	$ 0.10	$ (0.09)	$ (1.55)

Consolidated Statements of Shareholders' Equity and Comprehensive Income

R.G. Barry Corporation and Subsidiaries

	Common shares	Additional capital in excess of par value	Deferred compen-sation	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders' equity
			(in thousands)			
Balance at January 2, 1999	$ 9,745	$ 15,357	$ (204)	$ 54,241	$ —	$ 79,139
Comprehensive income (loss):						
Net loss	—	—	—	(14,625)	—	(14,625)
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	—	(92)	(92)
Total comprehensive loss	—	—	—	—	—	(14,717)
Deferred compensation	71	335	(406)	—	—	—
Amortization of deferred compensation	—	—	71	—	—	71
Stock options exercised	11	29	—	—	—	40
Purchase of shares	(478)	(3,671)	—	—	—	(4,149)
Balance at January 1, 2000	9,349	12,050	(539)	39,616	(92)	60,384
Comprehensive income (loss):						
Net loss	—	—	—	(806)	—	(806)
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	—	(180)	(180)
Pension liability adjustment	—	—	—	—	(65)	(65)
Total comprehensive loss	—	—	—	—	—	(1,051)
Deferred compensation	22	19	(41)	—	—	—
Amortization of deferred compensation	—	—	119	—	—	119
Balance at December 30, 2000	9,371	12,069	(461)	38,810	(337)	59,452
Comprehensive income:						
Net earnings	—	—	—	932	—	932
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	—	(161)	(161)
Pension liability adjustment	—	—	—	—	3	3
Total comprehensive income	—	—	—	—	—	774
Amortization of deferred compensation	—	—	130	—	—	130
Stock options exercised and warrants issued	5	24	—	—	—	29
Balance at December 29, 2001	**$9,376**	**$12,093**	**$(331)**	**$39,742**	**$(495)**	**$60,385**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

R.G. Barry Corporation and Subsidiaries

	2001	2000 (in thousands)	1999
Cash flows from operating activities:			
Net earnings (loss)	**$ 932**	$ (806)	$(14,625)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization of property, plant, and equipment	**1,847**	2,109	2,243
Amortization of goodwill	**136**	136	183
Goodwill impairment	**—**	—	4,000
Deferred income tax expense (benefit)	**42**	2,711	(4,535)
Loss on disposal of property, plant and equipment	**135**	998	186
Amortization of deferred compensation	**130**	119	71
Minority interest, net of tax	**42**	52	20
Changes in:			
Accounts receivable	**5,107**	(11,985)	2,907
Inventory	**(2,930)**	8,095	5,443
Prepaid expenses, recoverable income taxes and other assets	**2,860**	(1,283)	(1,039)
Accounts payable	**1,500**	(2,131)	(777)
Accrued expenses	**(1,668)**	(458)	(2,742)
Accrued retirement cost, net	**690**	921	549
Other liabilities	**402**	(58)	292
Net cash provided (used) by operating activities	**9,225**	(1,580)	(7,824)
Cash flows from investing activities:			
Acquisition, net of cash acquired	**—**	—	(2,448)
Additions to property, plant, and equipment	**(1,194)**	(653)	(3,381)
Proceeds from disposal of property, plant, and equipment	**13**	8	10
Net cash used in investing activities	**(1,181)**	(645)	(5,819)
Cash flows from financing activities:			
Repayment of long-term debt	**(2,671)**	(934)	(2,278)
Short-term borrowings	**—**	—	489
Proceeds from shares issued	**29**	—	40
Purchase of common shares for treasury	**—**	—	(4,149)
Net cash used in financing activities	**(2,642)**	(934)	(5,898)
Effect of exchange rates on cash	**(74)**	83	(49)
Net increase (decrease) in cash	**5,328**	(3,076)	(19,590)
Cash and cash equivalents at beginning of year	**6,930**	10,006	29,596
Cash and cash equivalents at end of year	**$12,258**	$ 6,930	$ 10,006
Supplemental cash flow disclosures:			
Interest paid	**$ 1,425**	$ 2,124	$ 2,113
Income taxes paid (recovered)	**$(3,113)**	$ 413	$ 4,127

See accompanying notes to consolidated financial statements.

(Dollar amounts in thousands, except for per share data)

(1) Summary of Significant Accounting Policies

(a) Operations

R. G. Barry Corporation (the Company) is a United States based multinational corporation. The Company's principal line of business is the production and distribution of comfort products for at- and around-the-home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores.

The Company maintains Europe branch sales and distribution center activities in Europe as well as an 80% ownership interest in a French company, Escapade SARL, in France. The Escapade subsidiary was purchased in 1999 and the underlying purchase agreement includes put and call options for the purchase of the remaining 20% of the Escapade shares. The minority interest owner may put his shares to the Company for a period of five years after July 22, 2004 at a price as determined by the purchase agreement. Similarly, the Company may exercise call options on the minority interest shares through July 22, 2009 at the same basis.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% in the French subsidiary, Escapade SARL, is presented on an after-tax basis in the Company's financial statements.

The Company maintains its accounts on a 52-53 week fiscal year ending on the Saturday nearest December 31.

(c) Cash Equivalents

Investments with maturities of three months or less at the date of issuance are considered cash equivalents. These investments consisted of short-term money market funds with balances of $8,423 and $5,156 for 2001 and 2000, respectively.

(d) Inventory

Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis, see note 2.

(e) Depreciation and Amortization

Depreciation and amortization have been provided substantially using the straight-line method over the estimated useful lives of the assets.

(f) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(g) Revenue Recognition

The Company recognizes revenue when the goods are shipped to customers with adequate allowance made for anticipated sales returns. The Company bases its allowance for sales returns on current and historical experience.

(h) Advertising and Promotion

The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the years ended December 29, 2001, December 30, 2000 and January 1, 2000, advertising and promotion expenses were $13,894, $11,805 and $13,965, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Per-Share Information

The computation of basic earnings (loss) per common share for 2001, 2000 and 1999 is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share for 2001 includes those weighted average common shares as well as, when their effect is dilutive, potential common shares consisting of certain shares subject to stock options and the stock purchase plan. Diluted loss per common share for 2000 and 1999 does not include the impact of potential common shares due to their antidilutive effect.

(k) Comprehensive Income

Comprehensive income (loss) consists of net income, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity.

(l) Translation of Foreign Currency Financial Statements

Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during the period.

(m) Stock-Based Compensation

The Company follows the intrinsic value method set forth in APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and provides pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied, see note 9. Warrants issued to non-employees for services rendered are accounted for at fair value at the time of grant.

(n) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses as reported in the financial statements approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in note 4.

(p) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less any disposition costs.

(q) Impact of New Accounting Standards

In April 2001, the Emerging Issues Task Force (EITF) reached a consensus on issues 2 and 3 within *EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* EITF 00-25 addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense.

EITF 00-25 is effective in 2002 and upon adoption prior periods presented for comparative purposes are reclassified. The Company expects the adoption will result in a reduction of Company's net sales and corresponding decrease in selling, general and administrative expenses of approximately $9,550, $8,979 and $9,561 for the fiscal years 2001, 2000 and 1999 respectively.

(2) Inventory

Inventory by category for the Company consists of the following:

	December 29, 2001	December 30, 2000
Raw materials	$ 8,203	$ 7,739
Work in process	1,820	1,708
Finished goods	25,619	23,349
Total inventory	$35,642	$32,796

Effective in 2000, the Company changed its inventory costing method for its domestic inventories of manufactured soft washable slippers from the LIFO method to the FIFO method.

The effect of the change in accounting decreased the reported net loss for 2000, by $418 after tax, or $0.04 per diluted share. The change has been applied to prior years by retroactively restating the financial statements. The effect of this restatement was to increase retained earnings as of January 3, 1998 by $1,518. The restatement decreased the net loss reported for 1999, by $844 or $0.09 per diluted share.

(3) Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 29, 2001	December 30, 2000	Estimated life in years
Land and improvements	$ 506	$ 506	8-15
Buildings and improvements	5,912	5,915	40-50
Machinery and equipment	25,673	26,190	3-10
Leasehold improvements	7,701	7,522	5-20
Construction in progress	274	54	
	$40,066	$40,187	

(4) Long-term Debt and Restrictions

Long-term debt consists of the following:

	December 29, 2001	December 30, 2000
9.7% note, due July 2004	$ 6,428	$ 8,571
Other notes	1,166	1,498
	7,594	10,069
Less current installments	2,432	2,432
Long-term debt, excluding current installments	$ 5,162	$ 7,637

The 9.7% note, issued in July 1994, requires semiannual interest payments and annual principal repayments of $2,143, which commenced in 1998 and end in 2004.

The other notes, issued in January 2000, require quarterly interest and principal payments which commenced in 2000 and end in 2007. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at year-end the interest rate on these notes was 5.5%. The carrying value of other notes approximates fair value based on current rates with comparable maturities.

The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the 9.7% note was $6,750 and $9,050 at December 29, 2001 and December 30, 2000, respectively.

In March 2001, the Company terminated its previous unsecured revolving credit agreement with three of its banks, and entered a new unsecured revolving credit agreement with its principal bank (the "Revolver"). The Revolver increased the borrowing spreads over market rates and increased the periodic reporting requirements of certain financial information. The Revolver provides the Company with a seasonally adjusted availability of credit that peaks at $30 million. The Revolver extends through February 2002, and the Company is in discussions with its bank to renew and extend the agreement beyond its current expiration date.

Under the most restrictive of the covenants of the various loan agreements, the Company is: (1) limited from additional borrowings, payment of dividends and the purchase of treasury shares, (2) required to maintain minimum seasonally adjusted tangible net worth, (3) limited in annual acquisitions of fixed assets, (4) and required to meet seasonally adjusted minimum earnings before interest, depreciation and amortization. As of December 29, 2001, the Company is prohibited from paying cash dividends or purchasing treasury shares under the Revolver covenants. There were no covenant violations during 2001 or 2000, and the Company is in compliance with all the covenants of the Revolver and all other debt agreements.

The Company maintains compensating balances, which are not restricted, to defray the costs of other banking services provided.

(5) Lease Commitments

The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 29, 2001 are as follows.

2002	**$ 4,371**
2003	**4,015**
2004	**3,309**
2005	**2,587**
2006	**2,000**
2007–2011	**5,152**
	$21,434

Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 2001, 2000 and 1999, amounted to $5,616, $6,056 and $6,275, respectively.

(6) Income Taxes

Income tax expense (benefit) consists of:

	2001	2000	1999
Current expense (benefit):			
Federal	**$105**	$(2,847)	$ (776)
Foreign	**397**	433	254
State	**172**	225	774
	674	(2,189)	252
Deferred expense (benefit)	**42**	2,711	(5,030)
	$716	$ 522	$(4,778)

The differences between income taxes computed by applying the statutory federal income tax rate (34% in 2001 and 2000 and 35% in 1999) and income tax expense (benefit) in the consolidated financial statements are:

	2001	2000	1999
Computed "expected" tax expense (benefit)	**$575**	$(79)	$(6,784)
State income taxes, net of federal income tax benefit	**93**	149	502
Foreign income taxes	**138**	407	69
Impairment write down of goodwill	**—**	—	1,400
Other, net	**(90)**	45	35
	$716	$522	$(4,778)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 29, 2001	December 30, 2000
Deferred tax assets:		
Accounts receivable	**$ 944**	$1,898
Inventories	**1,069**	1,326
Package design costs	**262**	287
Certain accounting accruals, including such items as self-insurance costs, vacation costs, and others	**684**	971
Pension costs	**3,042**	2,684
State net operating loss carryforward	**234**	213
Total deferred tax assets	**6,235**	7,379
Deferred tax liabilities:		
Royalties	**238**	294
Property, plant, and equipment	**130**	345
Total deferred tax liabilities	**368**	639
Net deferred tax assets	**$5,867**	$6,740

The Company believes the existing net deductible temporary differences will reverse during future periods in which the Company generates net taxable earnings. The Company considers 1999 and 2000 to be unusual years since throughout the Company's history it has regularly been profitable. The Company is in the process of a three-year plan to change from a company that solely manufactures its product internally to include a substantial portion of outsourced product and expects to continue profitable operations in upcoming years. Further, the Company believes it has available certain tax planning strategies that could be implemented, if necessary, to supplement future taxable earnings from operations. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the future benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

(7) Accrued Expenses

Accrued expenses consist of the following:

	December 29, 2001	December 30, 2000
Salaries and wages	**$1,299**	$1,383
Income taxes	**710**	524
Non-income taxes	**989**	1,568
Restructuring costs	**346**	1,026
All other areas	**1,067**	1,576
	$4,411	$6,077

(8) Employee Retirement Plans

The Company and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan (ARP). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA).

The funded status of the ARP and the accrued retirement costs recognized at December 29, 2001 and December 30, 2000 were:

	2001	2000
Change in benefit obligation:		
Benefit obligation at the beginning of the year	**$25,706**	$23,679
Service cost	**762**	798
Interest cost	**1,895**	1,739
Actuarial (gain) loss	**(1,004)**	370
Benefits paid	**(1,322)**	(880)
Benefit obligation at the end of the year	**26,037**	25,706
Change in plan assets:		
Fair value of plan assets at the beginning of the year	**23,540**	23,618
Actual return on plan assets	**1,733**	1,010
Expenses	**(326)**	(207)
Benefits paid	**(1,322)**	(880)
Fair value of plan assets at the end of the year	**23,625**	23,541
Funded status	**(2,412)**	(2,165)
Unrecognized actuarial (gain) loss	**63**	300
Unrecognized prior service cost	**250**	186
Net amount recognized in the consolidated balance sheets	**$(2,099)**	$(1,679)

The Company also has a Supplemental Retirement Plan (SRP) for certain officers and other key employees of the Company as designated by the Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients' final average monthly compensation, reduced by a certain percentage of their social security benefits.

The funded status of the SRP and the accrued retirement cost recognized at December 29, 2001 and December 30, 2000 are:

	2001	2000
Change in benefit obligation:		
Benefit obligation at the beginning of the year	**$ 4,522**	$ 4,214
Service cost	**54**	86
Interest cost	**335**	312
Amendments	**—**	175
Actuarial gain	**(187)**	(166)
Benefits paid	**(142)**	(99)
Benefit obligation at the end of the year	**4,582**	4,522
Change in plan assets:		
Fair value of plan assets at the beginning of the year	**—**	—
Employer contributions	**142**	99
Benefits paid	**(142)**	(99)
Fair value of plan assets at the end of the year	**—**	—
Funded status	**(4,582)**	(4,522)
Contribution during the fourth quarter	**39**	25
Unrecognized actuarial (gain) loss	**(449)**	(254)
Unrecognized prior service cost	**526**	635
Unrecognized net transition obligation	**—**	20
Net amount recognized in the consolidated balance sheets	**(4,466)**	(4,096)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued retirement cost, including current liability of $156 and $99, respectively	**(4,722)**	(4,395)
Intangible asset	**194**	234
Accumulated other comprehensive income	**62**	65
Net amount recognized	**$(4,466)**	$(4,096)

The components of net periodic benefit cost for the retirement plans were:

	2001	2000	1999
Service cost	**$ 816**	$ 884	$ 923
Interest cost	**2,230**	2,051	1,771
Expected return on plan assets	**(2,173)**	(2,029)	(1,853)
Net amortization	**73**	113	165
	$ 946	$ 1,019	$ 1,006

Weighted average assumptions as of December 29, 2001 and December 30, 2000 were:

	December 29, 2001	December 30, 2000
Discount rate	**7.25%**	7.50%
Rate of compensation increase	**5.00%**	5.00%
Expected return on plan assets	**9.25%**	9.25%

The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to this plan. The Company's contribution in cash to the 401(k) plan for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 was $241, $254 and $261, respectively.

(9) Shareholders' Equity

The Company has various stock option plans, which have granted incentive stock options (ISO's) and nonqualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

	ISO number of shares	Non-qualified number of shares	Weighted-average exercise price
Outstanding at January 2, 1999	845,000	336,100	$10.85
Granted	331,600	87,000	7.31
Exercised	(9,800)	—	3.54
Expired/Cancelled	(210,400)	(62,700)	10.82
Outstanding at January 1, 2000	956,400	360,400	9.85
Granted	196,900	63,100	3.23
Exercised	—	—	—
Expired/Cancelled	(633,700)	(89,800)	9.68
Outstanding at December 30, 2000	519,600	333,700	7.90
Granted	428,600	258,800	4.26
Exercised	(3,200)	—	2.21
Expired/Cancelled	(125,300)	(6,300)	8.88
Outstanding at December 29, 2001	819,700	586,200	$ 6.04
Options exercisable at December 29, 2001	209,200	299,900	

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 12/29/01	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable at 12/29/01	Weighted-average exercise price
$ 5.00 and under	818,300	8.8	$ 3.67	122,400	$ 3.26
5.01 – 10.00	389,300	6.3	$ 7.28	211,300	$ 8.26
10.01 – 15.00	191,600	5.5	$13.27	175,400	$13.15
15.01 and over	6,700	6.4	$16.43	—	—
	1,405,900			509,100	

At December 29, 2001, the remaining number of ISO and nonqualified shares available for grant was 259,000.

At December 29, 2001, December 30, 2000 and January 1, 2000, the options outstanding under these plans were held by 89, 73 and 81, employees, respectively, and had expiration dates ranging from 2002 to 2011.

Stock appreciation rights may be issued subject to certain limitations. There were no rights outstanding at December 29, 2001, December 30, 2000 and January 1, 2000.

Had the Company elected to determine compensation cost based on the fair value at the grant date, as alternatively permitted under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net earnings (loss):			
As reported	**$932**	$ (806)	$(14,625)
Pro forma	**279**	(1,400)	(15,807)
Earnings (loss) per share (diluted):			
As reported	**.10**	(.09)	(1.55)
Pro forma	**.03**	(.15)	(1.67)

Using the Black Scholes option-pricing model, the per-share, weighted-average fair value of stock options granted during 2001, 2000 and 1999, was $2.14, $1.10 and $3.33, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 29, 2001 and December 30, 2000 were:

	December 29, 2001	December 30, 2000
Expected dividend yield	0%	0%
Expected volatility	50%	45%
Risk-free interest rate	5.00%	6.25%
Expected life — ISO grants	6 years	6 years
Expected life — nonqualified grants	8 years	8 years

The Company has an employee stock purchase plan in which approximately 800 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at the lower of 85% of the fair market value on their enrollment date or at the end of each two-year plan term.

	Shares subscribed
Balance at January 1, 2000	—
Subscriptions	249,300
Purchases	—
Expired	(10,600)
Balance at December 30, 2000	238,700
Subscriptions	5,800
Purchases	—
Expired	(48,400)
Balance at December 29, 2001	196,100

During December 2000, the Company offered all stock option holders, excluding its Chief Executive Officer, with an option price greater than $5 per share, the opportunity to participate in an option exchange program. The program permitted the option holder to tender current options for cancellation prior to the end of the year. The Company agreed to reissue to the option holder one-half of the number of option shares tendered, contingent upon continued employment, after the passage of six months and one day. The options, granted in June 2001, were granted at $4.60 per share, the then current fair market value. Approximately 557,000 shares were tendered under the program, by 68 associates.

(10) Earnings per Share

Earnings per share for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 were as follows:

	December 29, 2001		
	Earnings (numerator)	**Shares (denominator)**	**Per-share amount**
Basic EPS —			
Net earnings allocable to common shareholders	**$ 932**	**9,379**	**$ .10**
Effect of dilutive securities —			
Stock options	**—**	**198**	**—**
Basic and diluted EPS —			
Net earnings allocable to common shareholders including assumed conversions	**932**	**9,577**	**.10**

Options to purchase 1,215,000 common shares at prices up to $16.43 were outstanding in 2001 but were not included in the computation of diluted earnings per share because based on the Company's share price at December 29, 2001, the effect would be anti-dilutive.

	December 30, 2000		
	Loss (numerator)	Shares (denominator)	Per-share amount
Basic and diluted EPS —			
Net loss allocable to common shareholders	$ (806)	9,399	$ (.09)

Options to purchase 1,092,000 common shares at prices up to $16.43 were outstanding in 2000 but were not included in the computation of diluted earnings per share because based on the Company share price at December 30, 2000, the effect would be anti-dilutive.

	January 1, 2000		
	Loss (numerator)	Shares (denominator)	Per-share amount
Basic and diluted EPS —			
Net loss allocable to common shareholders	$(14,625)	9,455	$(1.55)

Options to purchase 1,316,800 common shares at prices up to $16.43 were outstanding in 1999 but were not included in the computation of diluted earnings per share because based on the Company share price at January 1, 2000, the effect would be anti-dilutive.

(11) Preferred Share Purchase Rights

In February 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar Rights issued in 1988 which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series Junior I Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the Common Shares. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire 20% or more of the Company's outstanding common shares (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

In the event that any Person becomes the beneficial owner of more than 20% of the then outstanding common shares, each holder of a Right will be entitled to purchase, upon exercise of the Right, common shares having a market value two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by the Company at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of these shares have been issued.

(12) Related-party Obligation

The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the key executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such shares, the Company has purchased a $5 million life insurance policy on the key executive with a cash surrender value of $1.7 million and $ 1.6 million at December 29, 2001 and December 30, 2000, respectively, which is included in other assets in the accompanying consolidated balance sheets. In addition, for a period of 24 months following the key executive's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the key executive at the time of his death if his estate elects to sell such shares. The Company would have the right to purchase such shares on the same terms and conditions as the estate proposes to sell such shares.

(13) Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

The Company manufactures and markets comfort footwear for at-and-around-the-home and supplies thermal retention technology products. The Company considers its "Barry Comfort" at-and-around-the-home comfort footwear group in North America and Europe, and the thermal retention technology products group, "Thermal", as its three operating segments.

The accounting policies of the operating segments are substantially similar to those described in note 1, except that the disaggregated financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items from these management reports have not been allocated among operating segments. Some of the more significant items include: a) costs of certain administrative functions, b) current and deferred income tax expense (benefit) and deferred tax assets (liabilities), and c) in some years, certain operating provisions.

Revenues, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company's operating unit.

Revenues

	2001	2000	1999
United States/North America	**$133,706**	$137,743	$128,462
France	**10,345**	10,406	7,677
United Kingdom	**70**	1,286	3,953
	$144,121	$149,435	$140,092

Net Property, Plant and Equipment

	2001	2000
United States	**$ 6,797**	$ 7,469
Mexico	**3,383**	3,509
Other	**737**	763
	$ 10,917	$ 11,741

Revenues by Product Line

	2001	2000	1999
At- and around-the-home comfort footwear	**$136,804**	$136,728	$130,557
Thermal retention technology products	**7,317**	12,707	9,535
	$144,121	$149,435	$140,092

In 2000, and 1999, one Barry Comfort customer accounted for approximately 21% and 23% of the Company's net sales, respectively. In 2001, one Barry Comfort Customer accounted for 22% and a second Barry Comfort Customer accounted for 10% respectively of the Company's net sales.

Other Segment Information

December 29, 2001	**Barry Comfort North America**	**Barry Comfort Europe**	**Thermal**	**Inter-Segment Eliminations**	**Total**
Net sales	**$126,389**	**$10,415**	**$ 7,317**	**$ —**	**$144,121**
Depreciation and amortization	**1,453**	**221**	**173**	**—**	**1,847**
Interest income	**265**	**—**	**—**	**(23)**	**242**
Interest expense	**1,253**	**68**	**(23)**	**23**	**1,321**
Pre tax earnings (loss)	**4,616**	**(1,239)**	**(1,687)**	**—**	**1,690**
Additions to property, plant, and equipment	**990**	**196**	**8**	**—**	**1,194**
Total assets devoted	**$ 81,811**	**$ 7,142**	**$ 5,027**	**$(5,368)**	**$ 88,612**

Decmeber 30, 2000	Barry Comfort North America	Barry Comfort Europe	Thermal	Inter-Segment Eliminations	Total
Net sales	$ 125,036	$ 11,692	$12,707	$ —	$ 149,435
Depreciation and amortization	1,650	249	210	—	2,109
Interest income	331	—	44	(135)	240
Interest expense	1,972	70	135	(135)	2,042
Litigation proceeds, net of expense incurred	—	—	4,476	—	4,476
Pre tax earnings (loss)	(4,440)	(1,498)	5,706	—	(232)
Additions to property, plant, and equipment	400	201	52	—	653
Total assets devoted	$ 76,041	$ 8,930	$ 4,711	$ (133)	$ 89,549

January 1, 2000	Barry Comfort North America	Europe	Thermal	Inter-Segment Eliminations	Total
Net sales	$ 118,927	$ 11,630	$ 9,535	$ —	$ 140,092
Depreciation and amortization	1,681	176	386	—	2,243
Interest income	684	27	—	(344)	367
Interest expense	2,010	48	304	(344)	2,018
Pre tax earnings (loss)	(5,278)	(2,268)	(11,837)	—	(19,383)
Additions to property, plant, and equipment	3,063	220	98	—	3,381
Total assets devoted	$ 85,072	$ 12,341	$ 3,497	$(7,746)	$ 93,164

(14) Restructuring and Asset Impairment Charges

In December 1999, in connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge of $1,794 as a component of operating income. The restructuring charge primarily related to the elimination of 240 positions. The positions eliminated were primarily manufacturing and administrative positions. As a result, severance and employee benefit costs of $1,487 were accrued at January 1, 2000. In December 1999, the Company determined that based on the recoverability of the goodwill balance related to its acquisition of Vesture Corporation in 1994 that the remaining unamortized value could not be recovered through future operating cash flows. The Company's analysis resulted in a charge of $4.0 million to write down the carrying value of the Vesture acquisition goodwill to zero. After an income tax benefit of $670, these fiscal year 1999 actions reduced earnings by $5,244 or $.55 per share.

During 2000, the Company announced additional actions to reduce costs and improve operating efficiencies. As a result of these actions, the Company recognized $1,921 in restructuring and asset impairment charges in fiscal year 2000. Actions in 2000 included: (i) closure in July 2000 of a distribution warehouse in San Antonio and transfer of its functions to a smaller facility in Laredo, Texas, (ii) closure in December 2000 of a manufacturing facility in the Dominican Republic; and (iii) various staff reduction actions taken in December 2000 in the administrative functions within the Company. The actions taken in fiscal year 2000 involved elimination of 225 positions. After an income tax benefit of $711, the fiscal year 2000 actions reduced earnings by $1,210 or $0.13 per share.

	Accruals January 1, 2000	Charges in 2000	Adjustments	Non-cash write-offs	Paid in 2000	Accruals December 30, 2000
Employee separations	$1,487	$ 551	$(279)	$ —	$1,232	$ 527
Other exit costs	94	—	(62)	—	32	—
Noncancelable leases	213	1,013	(5)	—	722	499
Total restructuring	1,794	1,564	(346)	—	1,986	1,026
Asset impairments	—	703	—	703	—	—
Total	$1,794	$2,267	$(346)	$703	$1,986	$1,026

In 2001, the Company experienced favorable adjustments of approximately $420 related to settlement of lease cancellations of facilities and cutting equipment accrued during fiscal year 2000. In October 2001, the Company announced a decision to close the molding operations in Texas and relocate those activities to Nuevo Laredo, Mexico. The plan primarily includes a reduction of 70 employees and related severance costs of $172.

	Accruals December 30, 2000	Charges in 2001	Adjustments	Non-cash write-offs	Paid in 2001	Accruals December 29, 2001
Employee separations	$ 527	$ 172	$ 2	$ —	$ 355	$ 346
Other exit costs	—	—	—	—	—	—
Noncancelable leases	499	40	(422)	—	117	—
Total restructuring	1,026	212	(420)	—	472	346
Asset impairments	—	90	—	90	—	—
Total	$1,026	$ 302	$(420)	$ 90	$ 472	$ 346

After an income tax expense of $42, these fiscal year 2001 actions increased earnings by $76 or $.01 per share.

(15) Litigation Settlement

During the first quarter of 2000, the Company settled its pending patent infringement litigation. As a part of the settlement the Company received a $5 million cash payment. The pretax gain, net of expenses incurred, recognized by the Company was approximately $4.5 million. In addition, the Company entered into a licensing arrangement for approximately $1 million for the future use of the Company's thermal technology.

(16) Contingent Liabilities

The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

(17) Subsequent Events

R.G. Barry Corporation announced January 8, 2002 that it had been granted accelerated elimination of United States and Mexican tariffs on slippers under the North American Free Trade Agreement ("NAFTA"). The current 15% tariff on slippers made in Mexico and sold in the United States was eliminated effective January 1, 2002. Without such elimination, the tariff on Mexican-manufactured slippers would have been phased out under NAFTA over six years at the rate of 2.5% per year with tariffs eliminated in their entirety on January 1, 2008.

Due to the importance of obtaining early elimination of these tariffs, the Company contracted with two firms for a total fee of $6.2 million and granted warrants to purchase 25 thousand of the Company's common shares to assist in securing tariff relief.

After receiving accelerated elimination of tariffs in January 2002, the Company announced the transfer of cutting operations from Laredo, Texas to Nuevo Laredo, Mexico and in a coordinated move, to significantly reduce sewing operations in Nuevo Laredo, Mexico. The Company expects the transfer to be completed in 2002 resulting in a reduction of 354 employees and approximately $750 in related severance costs.

Independent Auditors Report

R.G. Barry Corporation and Subsidiaries

The Board of Directors and Shareholders
R. G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R. G. Barry Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. G. Barry Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 21, 2002

BOARD OF DIRECTORS

Gordon Zacks,
Chairman of the Board,
Chief Executive Officer,
R.G. Barry Corporation

William Lenich,
President,
Chief Operating Officer,
R.G. Barry Corporation

Philip G. Barach,
Former Chairman of the Board,
U.S. Shoe Corporation

Christian Galvis,
Executive Vice President – Operations,
R.G. Barry Corporation,
President – Operations,
Barry Comfort Group

Harvey M. Krueger,
Vice Chairman,
Lehman Brothers Inc.
(investment bankers)

Roger E. Lautzenhiser,
Managing Partner – Cincinnati Office
Vorys, Sater, Seymour and Pease LLP
(attorneys at law)

Janice E. Page,
Former Senior Group Vice President,
Sears Roebuck and Co.

Edward M. Stan,
President,
Edward M. Stan and Associates
(importers)

Daniel D. Viren
Senior Vice President – Finance,
Chief Financial Officer,
Secretary, Treasurer,
R.G. Barry Corporation

Harvey A. Weinberg,
Former Chairman of the Board,
Chief Executive Officer,
Hartmarx Corporation

AUDIT COMMITTEE

Harvey M. Krueger, Chairman
Philip G. Barach
Harvey A. Weinberg
Edward M. Stan

COMPENSATION COMMITTEE

Philip G. Barach, Chairman
Harvey A. Weinberg
Janice E. Page

NOMINATING & GOVERNANCE COMMITTEE

Edward M. Stan, Chairman
Harvey M. Krueger
Janice E. Page
Gordon Zacks

CORPORATE OFFICERS

Gordon Zacks,
Chairman of the Board,
Chief Executive Officer

William Lenich,
President,
Chief Operating Officer

Christian Galvis,
Executive Vice President – Operations

Harry Miller,
Vice President – Human Resources

Don Van Steyn,
Vice President – Chief Information Officer

Daniel D. Viren
Senior Vice President – Finance,
Chief Financial Officer,
Secretary, Treasurer

DIVISIONAL & SUBSIDIARY OFFICERS

R.G. BARRY CORPORATION

José G. Ibarra,
Vice President – Corporate Controller

Michael Krasnoff,
Vice President – Assistant Treasurer

BARRY COMFORT GROUP

Christian Galvis,
President – Operations

John Black,
Vice President – Distribution

Tommy Bray,
Vice President – Product

Glenn Evans,
Vice President – Design & Development

Vivian Moser,
Vice President –
Materials & Production Planning

Dick Powell,
Vice President – Manufacturing

Ed Stoll,
Vice President – General Merchandise Manager

Raul Velez,
Vice President – Engineering

BARRY COMFORT GROUP, continued

HOME THERAPY & COMFORT

Greg Ackard,
Vice President – Sales,
Supermarkets & Drug Chains

Melanie Buchanan,
Vice President – Business Development

IMAGE BRANDS

Howard Eisenberg,
President

Ben D'Aniello,
Vice President – National Accounts,
Special Markets

Bob Dickey,
Regional Vice President – Sales

James L. Faulkner,
Vice President – Liz Claiborne® Slippers

Hal Fremer,
Vice President – Sales/Merchandise Administration

Tom Hollister,
Regional Vice President – Sales

VALUE BRANDS

Pam Gentile,
Vice President – National Accounts

BARRY/EUROPE

Thierry Civetta,
President

Peter Quinn,
Chairman Emeritus

VESTURE CORPORATION

Byron Owens,
Chairman

Gary Hyatt,
President

Wayne Baldwin,
Vice President – Sales

Corporate Information

R.G. Barry Corporation and Subsidiaries

GENERAL COUNSEL
Vorys, Sater, Seymour and Pease LLP,
Columbus, Ohio

AUDITORS
KPMG LLP,
Columbus, Ohio

REGISTRAR & TRANSFER AGENT
The Bank of New York,
New York, New York

COMMON STOCK

RGB Listed NYSE

Listed on New York Stock Exchange
Trading Symbol: RGB

Wall Street Journal Listing: BarryRG

CORPORATE LOCATIONS

CORPORATE OFFICES

13405 Yarmouth Road N.W.,
Pickerington, Ohio 43147
(614) 864-6400

Mailing Address:
P.O. Box 129
Columbus, Ohio 43216

ADMINISTRATIVE & SALES OFFICES
Asheboro, North Carolina
Mexico City, Mexico
New York, New York
Paris, France
San Antonio, Texas
Thiviers, France

MANUFACTURING PLANTS
Asheboro, North Carolina
Ciudad Acuña, Mexico
Laredo, Texas
Nuevo Laredo, Mexico
San Angelo, Texas
Thiviers, France
Zacatecas, Mexico

DISTRIBUTION CENTERS
Goldsboro, North Carolina
Laredo, Texas
Nuevo Laredo, Mexico
Rhymney, Gwent, Wales
San Angelo, Texas

WEB SITE ADDRESSES
www.rgbarry.com
www.microcoretechnology.com

TRADEMARKS
The following are the principal trademarks of the Company registered with or registration applied for with the United States Department of Commerce and Trademark Office:

Angel Treads®
Barry Comfort®
Dearfoams®
EZfeet®
Madye's®
MICROCORE®
Mushrooms®
POWERTECH®
Royal Comfort™
Snug Treds®
Soft Notes®
Solé™
Vesture®

SUBSIDIARIES
Barry Comfort de Mexico, S.A. de C.V.
Barry de Acuña, S.A. de C.V.
Barry de Mexico, S.A. de C.V.
Barry de Zacatecas, S.A. de C.V.
Barry Distribution Center de Mexico, S.A. de C.V.
Escapade, S.A.
- Fargeot et Compagnie S.A.
- Michel Fargeot, S.A.

Procesadora de Nuevo Laredo, S.A. de C.V.
R.G. Barry (France) Holdings, Inc.
R.G. Barry Holdings, Inc.
R.G.B., Inc.
R.G. Barry International, Inc.
R.G. Barry (Texas) LP
Vesture Corporation

EQUAL EMPLOYMENT OPPORTUNITY
R.G. Barry Corporation is an equal opportunity employer, offering the opportunity of equal employment to all individuals without regard to their race, color, religion, sex, national origin or age.

SHAREHOLDER INFORMATION
For information regarding Shareholder accounts, call:

The Bank of New York
(800) 524-4458

Address Shareholder inquiries to:
Shareholder Relations Dept. - 11W
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and address change to:

Receive and Deliver Dept. — 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

FORM 10-K
Shareholders interested in the Company's annual report to the Securities and Exchange Commission, Form 10-K, may obtain a copy without charge by writing:

R.G. Barry Corporation
Daniel D. Viren, Treasurer
P.O. Box 129
Columbus, Ohio 43216

ANNUAL SHAREHOLDERS MEETING
The Annual Shareholders Meeting will be held at 11:00 a.m. Thursday, May 9, 2002, at the corporate office, 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

Our Basic Purpose

The basic purpose of R.G. Barry Corporation is to operate profitably a dynamic, progressive, growing, investor-owned company within the framework of high ethical standards of conduct which:

Creates and sells quality products which serve the comfort needs of people.

Provides superior service to our customers who distribute, sell and display our products to the consumer.

Creates a climate that stimulates, challenges and channels the human intelligence, ingenuity, and desire of our Associates to work together safely and effectively for the fulfillment of our purpose and provides them with a sense of achievement, equitable compensation plus participation in the results of success.

Makes a contribution to our society by demonstrating how people of all races, nationalities, creeds and genders can work together cooperatively to the benefit of each and all.

Increases the value of all assets (tangible and intangible) of the company and improves the stockholders' equity and/or return on investment over the long and short period of time.

Strengthens the community, the country and the free enterprise system.

R.G. Barry Corporation
13405 Yarmouth Road N.W. • Pickerington, Ohio 43147 • (614) 864-6400